UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                            MedicalCV, Inc.
                            ---------------
                            (Name of Issuer)

                 Common Stock, $.01 par value per share
                 --------------------------------------
                     (Title of Class of Securities)

                                584639405
                                ---------
                             (CUSIP Number)

                            December 1, 2006
                            ----------------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [x] Rule 13d-1(b)

   [x] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 584639405                   SCHEDULE 13G                 Page 2 of 13

1.  Names of Reporting Persons             MEDCAP MANAGEMENT & RESEARCH LLC

    I.R.S. Identification Nos. of above persons                  94-3411543
    (entities only)

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                 [ ]

    (b)                                                                 [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                           Delaware

Number of     5.    Sole Voting Power                             1,839,850
Shares
Beneficially  6.    Shared Voting Power                                   0
Owned
by Each       7.    Sole Dispositive Power                        1,839,850
Reporting
Person With   8.    Shared Dispositive Power                              0

11. Aggregate Amount Beneficially Owned by Each                   1,839,850
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain           [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)                 18.7%

14. Type of Reporting Person (See Instructions)                          IA

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CUSIP 584639405                   SCHEDULE 13G                 Page 3 of 13

1.  Names of Reporting Persons                         MEDCAP PARTNERS L.P.

    I.R.S. Identification Nos. of above persons                  94-3412443
    (entities only)

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                 [ ]

    (b)                                                                 [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                           Delaware

Number of     5.    Sole Voting Power                             1,090,007
Shares
Beneficially  6.    Shared Voting Power                                   0
Owned
by Each       7.    Sole Dispositive Power                        1,090,007
Reporting
Person With   8.    Shared Dispositive Power                              0

11. Aggregate Amount Beneficially Owned by Each                   1,090,007
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain           [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)                 11.1%

14. Type of Reporting Person (See Instructions)                          PN

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 CUSIP 584639405                   SCHEDULE 13G                 Page 4 of 13

 1.  Names of Reporting Persons                      MEDCAP MASTER FUND L.P.

     I.R.S. Identification Nos. of above persons                   98-043726
     (entities only)

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                 [ ]

     (b)                                                                 [ ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization                     Cayman Islands

 Number of     5.    Sole Voting Power                               749,843
 Shares
 Beneficially  6.    Shared Voting Power                                   0
 Owned
 by Each       7.    Sole Dispositive Power                          749,843
 Reporting
 Person With   8.    Shared Dispositive Power                              0

 11. Aggregate Amount Beneficially Owned by Each                     749,843
     Reporting Person

 12. Check if the Aggregate Amount in Row (9) Excludes Certain           [ ]
     Shares (See Instructions)

 13. Percent of Class Represented by Amount in Row (9)                  7.6%

 14. Type of Reporting Person (See Instructions)                          PN

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 CUSIP 584639405                   SCHEDULE 13G                 Page 5 of 13

 1.  Names of Reporting Persons               MEDCAP PARTNERS OFFSHORE, LTD.

     I.R.S. Identification Nos. of above persons
     (entities only)

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                 [ ]

     (b)                                                                 [ ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization                     Cayman Islands

 Number of     5.    Sole Voting Power                               749,843
 Shares
 Beneficially  6.    Shared Voting Power                                   0
 Owned
 by Each       7.    Sole Dispositive Power                          749,843
 Reporting
 Person With   8.    Shared Dispositive Power                              0

 11. Aggregate Amount Beneficially Owned by Each                     749,843
     Reporting Person

 12. Check if the Aggregate Amount in Row (9) Excludes Certain           [ ]
     Shares (See Instructions)

 13. Percent of Class Represented by Amount in Row (9)                  7.6%

 14. Type of Reporting Person (See Instructions)                          OO

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 CUSIP 584639405                   SCHEDULE 13G                 Page 6 of 13

 1.  Names of Reporting Persons                                C. FRED TONEY

     I.R.S. Identification Nos. of above persons                  94-3411543
     (entities only)

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                 [ ]

     (b)                                                                 [ ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization                      United States

 Number of     5.    Sole Voting Power                             1,839,850
 Shares
 Beneficially  6.    Shared Voting Power                                   0
 Owned
 by Each       7.    Sole Dispositive Power                        1,839,850
 Reporting
 Person With   8.    Shared Dispositive Power                              0

 11. Aggregate Amount Beneficially Owned by Each                   1,839,850
     Reporting Person

 12. Check if the Aggregate Amount in Row (9) Excludes Certain           [ ]
     Shares (See Instructions)

 13. Percent of Class Represented by Amount in Row (9)                 18.7%

 14. Type of Reporting Person (See Instructions)                       IN/HC

 CUSIP 584639405                   SCHEDULE 13G                 Page 7 of 13

Item 1(a).  Name of Issuer:

    MedicalCV, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

   9725 South Robert Trail
   Inver Grove Heights, MN  55077

Item 2(a).  Names of Persons Filing:

    MedCap Management & Research LLC ("MMR")

    MedCap Partners L.P. ("MedCap Partners")

    MedCap Master Fund, L.P. ("MedCap Master Fund")

    MedCap Partners Offshore, Ltd. ("MedCap Offshore")

    C. Fred Toney

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    The principal business address of MMR, MedCap Partners and C. Fred Toney is 500 Third Street, Suite 535, San Francisco, CA 94107.

    The principal business address of MedCap Master Fund and MedCap Offshore is c/o ATC Trustees (Cayman) Limited, Cayside, 2nd Floor, Harbour Drive, George Town, Grand Cayman, Cayman Islands.

Item 2(c).  Citizenship:

    Reference is made to Item 4 of pages 2, 3, 4, 5 and 6 of this
Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

    Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

    584639405

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

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
 CUSIP 584639405                   SCHEDULE 13G                 Page 8 of 13

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [x] (e) An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

    [x] (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    MedCap Partners is the beneficial owner of 1,090,007 shares of the Issuer's Common Stock (the "Common Stock"). The percentage of Common Stock beneficially owned by MedCap Partners for the purposes of this
Schedule is 11.1%.

    MedCap Master Fund is a Master Fund and contains substantially all of the assets of a "feeder fund," MedCap Offshore. MedCap Master Fund and Medcap Offshore are the beneficial owners of 749,843 shares of the Common Stock. The percentage of Common Stock beneficially owned by MedCap Master Fund and MedCap Offshore for the purposes of this Schedule 13G is 7.6%.

    MMR, as general partner and investment manager of MedCap Partners and MedCap Master Fund and investment manager of MedCap Offshore and C. Fred Toney as managing member of MMR, may be deemed to beneficially own the securities owned by MedCap Partners, MedCap Master Fund and MedCap Offshore in that they may be deemed to have the power to direct the voting or disposition of such securities.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or C. Fred Toney is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the "Securities"), and MMR and C. Fred Toney disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

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 CUSIP 584639405                   SCHEDULE 13G                 Page 9 of 13

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

    The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, 4, 5 and 6 was derived from the Issuer's Final Prospectus Filed Pursuant to Rule 424(b)(3), File No. 333-131147 filed with the Securities and Exchange Commission on December 1, 2006, in which the Issuer stated that the number of shares of Common Stock outstanding as of October 31, 2006 was 9,837,224 shares.

Item 5.  Ownership of Five Percent or Less of a Class

    Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
     Person.

    MMR and C. Fred Toney are filing this Schedule because MMR as investment manager for certain accounts in which the Securities are held, and C. Fred Toney as the managing member of MMR, have been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

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 CUSIP 584639405                   SCHEDULE 13G                 Page 10 of 13

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2006         MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney, its Managing Member



                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney

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 CUSIP 584639405                   SCHEDULE 13G                 Page 11 of 13

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2006         MEDCAP PARTNERS L.P.
                                 By:  MedCap Management &
                                      Research LLC, its General
                                      Partner


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Managing Member

                                 MEDCAP MASTER FUND, L.P.
                                 By:  MedCap Management &
                                      Research LLC, its General
                                      Partner


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Managing Member

                                 MEDCAP OFFSHORE FUND, LTD.


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Director

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 CUSIP 584639405                   SCHEDULE 13G                 Page 12 of 13

                              EXHIBIT INDEX

        Exhibit A                            Joint Filing Undertaking
        Page 13

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 CUSIP 584639405                   SCHEDULE 13G                 Page 13 of 13

                                EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  December 8, 2006         MEDCAP MANAGEMENT & RESEARCH LLC


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Managing Member

                                 MEDCAP PARTNERS L.P.
                                 By:  MedCap Management &
                                      Research LLC, its General
                                      Partner


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Managing Member

                                 MEDCAP MASTER FUND, L.P.
                                 By:  MedCap Management &
                                      Research LLC, its General
                                      Partner


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Managing Member

                                 MEDCAP OFFSHORE FUND, LTD.


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney,
                                     its Director

                                 C. FRED TONEY


                                 By: /s/ C. Fred Toney
                                     -----------------
                                     C. Fred Toney